Exhibit 99.23

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

Loncor Resources Inc.

PRESS RELEASE

LONCOR ANNOUNCES PROPOSED PRIVATE PLACEMENT OF UNITS
TO NEWMONT; LONCOR AND NEWMONT ENTER INTO
TECHNICAL SERVICES AGREEMENT

Toronto, Canada - December 10, 2010 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V Symbol: "LN") is pleased to announce that it intends to undertake a non-brokered private placement with Newmont Mining Corporation of Canada Limited ("Newmont Mining") of 2,000,000 units of the Company at a price of Cdn$1.95 per unit for aggregate gross proceeds to the Company of Cdn$3,900,000 (the "Placement").  Each such unit will be comprised of one common share of the Company and one-half of one common share purchase warrant of the Company.  Each full warrant will be exercisable into one additional Loncor common share at a price of Cdn$2.30 for a period of two years from the closing date.  The closing of the proposed Placement will be subject to the approval of the TSX Venture Exchange and the completion of definitive documentation.

The Company also announces that Newmont Mining has indicated that, subject to the completion of the proposed Placement, it intends to exercise the 2,000,000 warrants of the Company it currently holds.  Each such warrant entitles the holder to purchase one common share of the Company at a price of Cdn$1.45.  Such warrant exercise (the "Warrant Exercise"), if completed, would result in aggregate gross proceeds to the Company of Cdn$2,900,000.

Newmont Mining currently holds 4,000,000, or 9.2%, of the outstanding common shares of the Company.  Upon closing of the Placement and Warrant Exercise, Newmont Mining will hold 8,000,000, or 16.87%, of the outstanding common shares of the Company.

The Company intends to use the net proceeds from the Placement and Warrant Exercise for the exploration of the Company's mineral properties in the Democratic Republic of the Congo (the "DRC") and for working capital and general corporate purposes.

The Company announces further that the Company and an affiliate (“Newmont”) of Newmont Mining have agreed upon the terms of a technical services agreement pursuant to which Newmont will make available to Loncor for consultation Newmont’s exploration technology and expertise to assist Loncor in the exploration of Loncor’s Ngayu gold project in Orientale Province of the DRC.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Loncor is a gold exploration company with two projects in the DRC: the Ngayu and North Kivu projects. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Forward-Looking Information:  Statements in this press release relating to the proposed Placement, the proposed Warrant Exercise and the Company's exploration plans are forward-looking information within the meaning of applicable Canadian securities laws.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to enter into definitive documentation in respect of, or complete, the Placement or the Warrant Exercise or both such transactions, the need to obtain TSX Venture Exchange approval with respect to the Placement, risks related to the exploration stage of the Company's properties, market fluctuations in prices for securities of exploration stage companies, the location of the Company's properties in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company's expectations, uncertainties related to fluctuations in commodity prices and equity markets and the other risks involved in the mineral exploration business.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Martin Jones, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.